Quarterly Earnings Report                                                               Octubre 28, 2014
          3Q14

Distribution Sales to Institutional Clients Declined while Chile and Mexico Demonstrated Improved Performance

Financial Highlights:
(All figures are expressed in millions of Mexican pesos. Comparisons are made with the same period of 2011, unless otherwise stated. Figures may vary slightly due to rounding).

  The Groups net sales for the fourth quarter reached $1,168.09 million pesos
  Gross income for the period was $556.8 million; the gross margin for the quarter was 47.67%
  Operating expenses reached $1,185.9 million pesos and represented 101.52% of the Companys total sales.
  Second quarter EBITDA was $-605.5 million, or -51.84% of total sales
  On Agust 11 the sale of stake in Farmarcias Ahumada, S.A. (FASA) to Alliance Boots Chile, an Alliance Boots Chile, BMbb subdiary, was successfully completed.
  Up to september 30 2014, the group s net debt has been fully paid with the earning received for our Famarcias Ahumada and subsidiaries division sale.

Mexico City, Mexico, September 30, 2014.  Grupo Casa Saba (SAB) (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products as well as health, beauty aids and consumer goods and publication, and one of the most important pharmacy chains in Latin America, announces its consolidated financial and operating results for the second quarter of 2014.

QUARTERLY EARNINGS

The Farmacias Ahumada division and its subsidiaries, with presence in Mexico and Chile, was sold to Alliance Boots Chile SpA, an Alliance Boots subsidiary GmbH, in August 2014 for approximately $8,100 million pesos in effort to settle the bank liabilities and try to consolidate the distribution segment in Mexico.

Referring to Mexico`s distribution segment, in the third quarter of 2014 the competition in the commercialization of the pharm, health, beauty and consumer goods has been growing in the past years due to a mayor number of participants in the markets that we operate. Our operating strategy emphasizes on improving levels of logistics efficiency, controlling costs and expenses, as well as offering competitive prices to generate positive results. Likewise, we remain focused on improving the availability of the products that our clients demand to continue improving our attention and service.

NET SALES

Net sales for the quarter totaled $1,168.09 million, a decrease of 89.02% compared to $10,635.05 million in 3Q2013. Vs the $1,168.09 million in 3Q2014.

SALES BY DIVISON

DISTRIBUTION DIVISION

PHARMA, HEALTH, BEAUTY AND CONSUMER GOODS

Sales from our Pharma, Health, Beauty and Consumer for the third quarter of 2014 totalized $1,137 million. Compared with the same quarter last year, there was a decrease of 89.19% mainly due to the disincorporation process of the distribution division and its liquidity problems. In addition to the above, sales were negatively impact due to lower economic growth in the country during the 3rd quarter of 2014. Participation of total division sales decreased from 98.92% in the 3T2013 to 97.34% in the 3T2014.

GOVERNMENTPHARMA

Quarterly sales in our Government Pharma division totalized $31 million. This division registered a 72.95% decrease in sales compared to the third quarter of 2013, product of a deferral on the date of tenders. In terms of total sales, this division passed from 1.08% in 2Q2013 to 2.66% in the 3Q2014.

RETAIL PHARMACY

The Pharmacy division was sold to a third party in this quarter; therefore, there were no sales in the third quarter of 2014. During the third quarter of 2013, sales from our Retail Pharmacy division reached $5,540.5 million. This divisions percentage of the Groups overall sales rose to 52.66% in the 3Q2013.

As a result, the sales mix up to September 30th 2014 was:

                                                 Division                            % of Sales
                                         Retail Pharmacy                            0.00%
                                       Total Distribution                          100%
                                    Pharma, Health & Beauty                    98.92%
                                     Government Pharma                            1.08%
                                                 TOTAL                                100.0%

GROSS INCOME

During the third quarter of 2014, gross income reached $556.8 million pesos, amount 70.7% lower than the gross income reached in the third quarter of 2013. This was mainly due to the FASA disincorporation and the sales decrease of the distribution division.

OPERATING EXPENSES

Operating expenses in the third quarter of 2014 resulted in $1,185.9 million. This represents a decrease of $606.8 million pesos, or 33.85%, compared to the same period of the previous year. The decrease was primarily due the FASA sale and disincorporation, partially offset by the increase of our reserve for uncollectible accounts. As a percentage of total sales, operating expenses accounted for 101.52% in the third quarter of 2014 versus a 16.86% for the same period of 2013.

OPERATING INCOME

Quarterly operating income for 3Q2014 was $-629.1 million, an amount 695.37% lower than the $105.7 million reported in 3Q2013. This was the result of the effects of the factors previously mentioned. Operating income margin for the 3Q2014 was -53.9%, versus 1% in 3Q2013.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION (EBITDA)

EBITDA for 3Q2014 was $-605.5 million, a lower amount compared to the $200.5 million reported in the third quarter of 2013. EBITDA margin for the third quarter of 2014 was -51.84%.

EBITDA margin for the second quarter of 2014 was 0.07%.

COMPREHENSIVE COST OF FINANCING (CCF)

The Groups CCF reached $87.1 million in 3Q2014, 55.75% lower than the CCF reported during 3Q2013. This decrease was primarily due to the decline and subsequent liquidation of the bank debt.

This decrease was primarily due to lower bank debt.

NET DEBT

Net debt at end of 3T14 has been totally paid with the funds of the FASA sale.

OTHER EXPENSES (INCOME)

During the third quarter of the year, other income totaled $-1,807.08 million pesos. This was mainly due to the FASA sale earnings.

It is important to mention that the results listed in this line item are derived from activities outside of the companys normal business operations and, as a result, they are not necessarily recurrent.

TAX PROVISIONS

Tax losses are expected because no provisions were made for this concept.

NET INCOME (LOSS)

In the third quarter of 2014, GCS recorded a net income of $ 1,090.91 million with a variation of $ 1,207.51 million compared to the net loss in the same period last year. This variation is mainly due to the earnings for the FASA sale, decreased by the creation of reserves for doubtful accounts and sales decrease in the distribution segment.

Analysis Coverage: Through the Bolsa Mexicana de Valores program, Independent Analyst, Grupo Casa Saba counts with the coverage of Morningstar.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange under the symbol “SAB”.

Grupo Casa Saba was founded in 1892 and is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self service and convenience stores, as well as other specialized national chains. With the acquisition of FASA in October of 2010 the company now has retail pharmacy outlets located in Mexico, Chile and Brazil.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and those countries in which Grupo Casa Saba operates, directly or indirectly, including the United States of America, Brazil and Chile, as well as variations in the value of the Mexican peso as compared with the currencies of the previously mentioned countries.

Contacts:
GRUPO CASA SABA                                                                    IR Communications:
Raymundo Barreiro Arpón                                                                 Jesús Martínez Rojas

GRUPO CASA SABA, S.A.B. DE C.V.
Figures are expressed in thousands of Mexican pesos as of september 2014

	jan-sept		Jan-sept		Variation		jul-sept		jul-sept		Variation
Income Statement	2013	% of sales	2014	% of sales	$	%	2013	% of sales	2014	% of sales	$	%
NET SALES	32,495,149	100.00%	17,113,389	100.00%	(15,381,759)	(47.34%)	10,635,046	100.00%	1,168,087	100.00%	(9,466,959)	(89.02%)
COST OF SALES	26,875,998	82.71%	13,403,982	78.32%	(13,472,016)	(50.13%)	8,736,715	82.15%	611,315	52.33%	(8,125,399)	(93.00%)
Gross Profit	5,619,150	17.29%	3,709,407	21.68%	(1,909,743)	(33.49%)	1,898,331	17.85%	556,771	47.67%	(1,341,560)	(70.67%)
OPERATING EXPENSES
Sales Expenses	553,741	1.70%	1,117,731	6.53%	556,991	101.85%	176,572	1.66%	835,512	71.53%	658,940	373.18%
Administrative Expenses	4,536,046	13.96%	3,305,834	19.32%	(1,230,212)	(27.12%)	1,616,095	15.20%	350,349	29.99%	(1,265,747)	(78.32%)
Operating Expenses	5,089,787	15.66%	4,423,566	25.85%	(666,222)	(13.09%)	1,792,667	16.86%	1,185,860	101.52%	(606,807)	(33.85%)

Operating Income	529,363	1.63%	(714,158)	(4.17%)	(1,243,521)	(234.91%)	105,664	0.99%	(629,089)	(53.86%)	(734,756)	(695.37%)
COMPREHENSIVE COST OF FINANCING
Interest Paid	691,739	2.13%	449,053	2.62%	(242,686)	(35.08%)	222,183	2.09%	102,758	8.80%	(119,425)	(53.75%)
Interest (Earned)	(102,241)	(0.31%)	(65,545)	(0.38%)	36,696	(35.89%)	(38,300)	(0.36%)	(37,458)	(3.21%)	842	(2.20%)
Exchange Loss (Gain)	(33,286)	(0.10%)	(4,874)	(0.15%)	8,413	(25.27%)	12,899	(0.12%)	21,756	1.86%	8,877	68.82%
Monetary Position (gain)	-	0.00%	-	(0.00%)	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Comprehensive Cost of Financing	556,511	1.71%	358,635	2.10%	(197,577)	(35.52%)	196,782	0.85%	87,076	7.45%	(109,906)	(55.75%)

OTHER EXPENSES (INCOME), net	96,066	0.30%	(1,731,705)	(10.12%)	(1,827,771)	(1902.62%)	32,280	0.30%	(1,807,087)	(154.70%)	(1,839,367)	(5698.17%)

NET INCOME BEFORE TAXES	(122,914)	(0.38%)	658,912	3.85%	781,826	(636.08%)	(123,398)	(1.16%)	1,090,923	93.39%	1,214,321	(984.07%)

PROVISIONS FOR:
Income Tax	78,156	0.24%	75,983	0.44%	(2,173)	(2.78%)	(4,597)	(0.04%)	13	0.00%	4,610	(100.29%)
Asset Tax	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Deferred Income Tax	(22,301)	(0.07%)	(128)	(0.00%)	22,173	(99.42%)	(2,201)	(0.02%)		(0.00%)	2,201	(100%)	23,701	(117.92%)
Profit sharing due	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Deferred Profit sharing due	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Total taxes	55,855	0.17%	75,855	0.44%	20,000	35.81%	(6,799)	(0.06%)	13	0.00%	6,812	(100.19%)

Net Income Before Extraordinary Items	(178,768)	(0.55%)	583,057	(3.41%)	761,826	(426.15%)	(116,599)	(1.10%)	1,090,910	93.39%	1,207,509	(1035.61%)

Extraordinary Items (Income)	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Net Income	(178,768)	(0.55%)	583,057	(3.41%)	761,826	(426.15%)	(116,599)	(1.10%)	1,090,910	93.39%	1,207,509	(1035.61%)

Depreciation and Amortization	261,821	0.81%	205,931	1.20%	(55,889)	(21.35%)	94,855	0.89%	23,554	2.02%	(71,300)	(75.17%)
Operating Income plus Depreciation and Amortization	791,184	2.43%	(508,227)	(2.97%)	(1,299,411)	(164.24%)	200,519	1.89%	(605,585)	(51.84%)	(806,053)	401.98%)

Net Income corresponding to Minority Interest	6,219	-	(1,970)	(0.01%)	(8,189)	(131.68%)	1,547	-	1,067	0.09%	(479)	(30.97%)

GRUPO CASA SABA, S.A.B. DE C.V.
BALANCE SHEET

 Figures are expressed in thousands of Mexican pesos as of July 2014
	QUARTER CURRENT YEAR	CLOSE PRIOR YEAR
	AMOUNT	AMOUNT
TOTAL ASSETS	7,887,673	28,513,587

CURRENT ASSETS	5,629,279	17,435,810
CASH AND CASH EQUIVALENTS	398,649	1,135,536
CLIENTS (NET)	1,929,343	6,664,165
CLIENTS	3,795,007	8,257,575
ALLOWANCE FOR DOUBTFUL ACCOUNTS	-1865,664	-1,593,410
OTHER ACCOUNTS RECEIVABLES (NET)	1,929,409	2,404,310
INVENTORIES	1,361,661	7,219,119
OTHER CURRENT ASSETS	10,217	12,680

LONG TERM		33,052
INVESTMENTS IN SHARES OF SUBSIDIARIES AND
ASSOCIATED COMPANIES		33,052
PROPERTY MACHINARY AND EQUIPMENT NET	1,797,381	3,115,617
PROPERTY	1,586,054	2,249,221
MACHINERY AND EQUIPMENT	478,520	2,644,048
OTHER EQUIPMENT	465,343	1,764,214
ACCUMULATED DEPRECIATION	-732,536	-3,554,540
CONSTRUCTION IN PROGRESS		12,674
INTANGIBLE ASSETS (NET)	193,809	6,567,239
GOODWILL	156,263	2,462,132
BRANDS		2,677,690
RIGHTS AND LICENSING	27,425	1,412,252
OTHER INTANGIBLE ASSETS	10,121	15,165
OTHER NON CURRENT ASSETS	267,204	1,361,869
ADVANCE PAYMENTS	111,392	28,623
DEFERRED CHARGES (NET)
OTHERS	155,812	1,333,246

TOTAL LIABILITIES	6,490,482	23,928,776

CURRENT LIABILITIES	5,857,145	15,837,330
BANK CREDITS		1,683,123
SUPPLIERS	5,653,816	13,411,416
TAXES PAYABLE	203,329	742,791
OTHER CURRENT LIABILITIES	843,758	1,123,201
EMPLOYEE BENEFITS	317,437	280,710
OTHER CURRENT LIABILITIES	526,321	842,491
NON CURRENT LIABILITIES		7,373,937
BANK CREDITS		7,373,937
OTHER LIABILITIES	-210,421	-405,692

SHAREHOLDERS' EQUITY	1,397,191	4,548,811

CONTRIBUTED CAPITAL	2,593,872	2,593,972
CAPITAL STOCK PAID (NOMINAL)	767,902	767,902
CAPITAL STOCK PAID UPDATE	956,093	956,093
PREMIUM ON STOCK SOLD	869,877	869,877
CAPITAL INCREASE (DECREASE)	-1,196,681	1,990,939
ACCUMULATED PROFIT AND LEGAL RESERVE	-2,841,938	1,415,907
RESERVE FOR STOCK REPURCHASE	1,062,200	1,062,200
PROFIT	583,057	-487,168